February 25, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Synergy Empire Ltd

Form S-1

Filed December 26, 2019

File No. 333-235700

To the men and women of the SEC:

On behalf of Synergy Empire Ltd, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 22, 2020 addressed to Mr. Ming, the Company’s President, with respect to the Company’s filing of its S-1 on December 26, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has updated its financial information throughout in order to provide current information, and address a few clerical errors that were previously present.

SEC Comment(s) Analysis

Form S-1 Filed December 26, 2019

Risks Relating to Our Company and Our Industry, page 5

1. Please add a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

Company Response:

We have added the risk factor on page 5.

Risk Factors

Currently, our director, Mr. Leong Will Liam owns 100% of our common stock, he has a substantial voting power..., page 8

2. Please revise your risk factor to clarify that Mr. Leong Will Liam will continue to have substantial control and voting power after this offering, if true. In this regard, we note that Mr. Leong Will Liam is expected to hold approximately 66.67% shares of common stock after this offering.

Company Response:

We have amended the risk factor on page 8.

Management's Discussion and Analysis, page 15

3. Please further discuss and quantify, if material, the percentage of sales derived from your relationship with online food delivery companies. As a related matter, please tell us what consideration you have given to filing any material agreements with the online food delivery companies Foodpanda and Grabfood, referenced on page 18. In this regard, we note your disclosure on page 15 that the "Company is experiencing a significant decline in gross profit margin as food delivery intermediaries tend to charge on average 30% on the food bill."

Company Response:

We have further elaborated throughout Management’s Discussion and analysis in order to provide more detailed information. It should be noted that the Company did not incur any consideration, nor has it executed any material agreement other than a vendor registration form which stated a 30% to 35% commission on the total food bill payable to these platforms.

Management’s Discussion and Analysis

Results of Operations, page 15

4. Please expand your disclosure to provide the business reasons for material changes in your operating results between reporting periods. In circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to Item 303(a)(3) of Regulation S-K.

Company Response:

We have amended accordingly, pursuant to Item 303(a)(3) of Regulation S-K.

Description of Business, page 17

5. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations in accordance with Item 101(h)(4) of Regulation S-K. For example, revise to provide a more detailed description of the competitive environment in the industries or markets that you operate in, your position in that environment, and the methods of competition. Please also discuss the sources and availability of raw materials and provide the names of your principal suppliers. Further, please disclose the material terms of any material contracts with your principal suppliers or manufacturers and tell us what consideration you have given to filing any such agreements as exhibits. Please refer to Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.

Company Response:

We have amended accordingly pursuant to item 101(h)(4)(v) of Regulation S-K. It is the belief of the Company’s management, and this has been clarified in the amended language on page 17, that the Company does not have material contracts to be filed altogether with the prospectus pursuant to item 601(b)(10) of Regulation S-K.

6. We note your reference to the Food Act 1983, the Food Regulations 1985 and Hygiene Regulations 2009 and your related risk factor on page 6 that lists a broad range of regulations you must comply with including, labor and employment laws. In the risk factor you also discuss the risk related to the failure to obtain or retain licenses and permits. Please describe in your discussion here the significant governmental regulations, restrictions or approvals that have and will affect your business. Please refer to Item 101(h)(4)(ix) Regulation S-K.

Company Response:

We have amended accordingly pursuant to item 101(h)(4)(ix) of Regulation S-K.

Future Plans, page 18

7. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the steps involved, the associated costs, and any obstacles involved before you can commence such future plans. In this regard, disclose here the amount of funds needed to develop your future plans and the anticipated sources of funds. If you have not determined the sources of funds, revise to state as much.

Company Response:

We have amended Future Plans on page 18 accordingly.

Plant and Equipment, page F-8

8. It appears that you depreciate the capitalized renovation costs at an annual depreciation rate of 10%. Please tell us whether your accounting policy is consistent with the guidance in ASC 840-10-35-6, or ASC 842-20-35-12 after your adoption of ASC 842 on April 1, 2019. In your response, please provide us with the amount of depreciation expense for each period presented if the renovation costs are depreciated over the shorter of the useful life of the assets or the remaining lease term.

Company Response:

Our financials have been revised and restated by our auditor, Total Asia Associates PLT, in order to comply with ASC 840-10-35-6, or ASC 842-20-35-12 for the corresponding reporting periods.

All depreciation for renovation costs or leasehold improvements are being depreciated over the course of the remaining lease terms, which are shorter over the useful life of assets, as follows:

Depreciation of renovation/leasehold improvement	Amount (USD)
For the year ended March 31, 2018	-
For the year ended March 31, 2019	$2,881
For the 3 months ended December 31, 2018	$182
For the 9 months ended December 31, 2018	$210
For the 3 months ended December 31, 2019	$6,706
For the 9 months ended December 31, 2019	$19,560

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 25, 2020

/s/ Law Jia Ming

Law Jia Ming

Chief Executive Officer